EXHIBIT 23.3

                     KBK CAPITAL CORPORATION AND SUBSIDIARY
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING COMMENTARY PRESENTS MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS. CERTAIN OF THE STATEMENTS INCLUDED BELOW, INCLUDING THOSE REGARDING FUTURE FINANCIAL PERFORMANCE OR RESULTS OR THAT ARE NOT HISTORICAL FACTS, ARE OR CONTAIN "FORWARD-LOOKING" INFORMATION AS THAT TERM IS DEFINED IN THE SECURITIES ACT OF 1933, AS AMENDED. THE WORDS "EXPECT," "BELIEVE," "ANTICIPATE," "PROJECT," "ESTIMATE," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY CAUTIONS READERS THAT ANY SUCH STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR EVENTS AND SUCH STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING, BUT NOT LIMITED TO, INDUSTRY CONDITIONS, GENERAL ECONOMIC CONDITIONS, INTEREST RATES, COMPETITION, ABILITY OF THE COMPANY TO SUCCESSFULLY MANAGE ITS GROWTH, AND OTHER FACTORS DISCUSSED BELOW AND IN THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 1996. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE OR SHOULD THE UNDERLYING ASSUMPTIONS PROVE INCORRECT, THOSE ACTUAL RESULTS AND OUTCOMES MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS. THIS REVIEW SHOULD BE READ IN CONJUNCTION WITH INFORMATION PROVIDED IN THE FINANCIAL STATEMENTS, ACCOMPANYING NOTES AND SELECTED FINANCIAL DATA APPEARING ELSEWHERE IN THIS REPORT.

OVERVIEW

       The Company, through its wholly-owned subsidiary KBK Financial, Inc. ("KBK"), is a commercial financial institution providing financing to middle-market businesses through the discounted purchase of their accounts receivable and through loans secured by inventory, equipment, accounts receivable or other assets of the borrower. The Company's clients are typically businesses that are experiencing rapid growth or financial stress. Thus, the Company relies primarily on the quality of the assets and account debtors of the client, rather than the financial condition of the client itself.

       In a majority of its working capital financings, the Company purchases accounts receivable for a negotiated price, usually less than their face amount, based upon the size, age and type of accounts being purchased, the quality of client documentation and the Company's judgment as to the payment history and creditworthiness of the account debtors. The Company generates revenue through a combination of Fixed and Variable Discounts which are negotiated on a client-by-client basis. Fixed discount income is recognized for financial accounting purposes in the month the related receivable is purchased and, during 1996, such Fixed Discount rates applied against purchased receivables averaged 1.3%.

       Variable discount income is recorded on an accrual basis over the period between the date the underlying receivable is purchased and the date the receivable is collected and, during 1996, averaged 9.5% per annum.

       The Company, in some cases, purchases accounts receivable as a "pool" from some of its clients. These working capital financings generally involve clients with greater financial strength, and have larger volumes of invoices to purchase. The Company deducts a discount from the face amount of invoices purchased based upon the number of days between the purchase date and the date the underlying receivables are collected.

       The Company also provides other types of financing to middle-market businesses including, among other things, inventory, equipment and working capital loans at floating rates over its reference rate. The Company expects to continue to expand its product line to include other types of financing consistent with its goal of being the sole source of financing for its middle-market clients. During 1996, the Company's loans increased $21.8 million, to approximately $27.0 million. The Company's yield on outstanding loans during 1996 averaged 19.0%. Interest income from these loans accounted for 11.2% of total revenue for 1996 compared to 1.3% for 1995. Interest income and amounts outstanding under such facilities are expected to increase in 1997 due to continuing pent-up demand for capital goods and plant financing.

       In its asset-based lending activities, the Company typically obtains an appraisal of the underlying collateral and extends credit based upon a negotiated percentage of the appraised collateral value. The maturity of these facilities generally does not exceed five years. The interest income on these loans is recognized on the accrual method. The interest rate charged on loans is based upon a negotiated spread over KBK's floating base rate and is payable monthly.

       In December 1994, the Company acquired Coastal Financial Resources, Inc. ("Coastal"), based in Abbeville, Louisiana, pursuant to a Purchase Agreement (the "Agreement") for 400,000 shares of Company stock valued at $1.3 million and up to 200,000 shares of the Company's common stock to be issued ratably in increments of 66,667 shares for 1995, 1996 and 1997. The additional shares would be issued if certain attributable earnings goals with respect to the acquired business were met in each of the three years. No shares were issued under the Agreement for 1995. During 1996 the Agreement was modified to include broader definitions of earning assets and revenue eligible for attributable earnings. Pursuant to the Agreement, 50,000 common shares were issued from treasury stock for 1996.

       The Company's plan for continued growth in 1997 is based upon growth in earning assets from the markets currently served. The Company continues to develop a network of correspondents who refer prospective clients to the Company. Such correspondents vary in background and are primarily located in Texas, California and Louisiana. It is the Company's intent to expand this network nationwide.

       Continuing growth depends heavily on the Company's ability to evaluate, underwrite and process the financing requests from middle-market businesses. This may require the addition of experienced marketing, operations, support and executive staff, as well as additional funding resources to support new business and growth in earning assets.

RESULTS OF OPERATIONS ANALYSIS
1996 COMPARED TO 1995
                                          YEAR ENDED            YEAR ENDED
                                      DECEMBER 31, 1996       DECEMBER 31, 1995
                                      ------------------     ------------------
                                               (dollars in thousands)

Total revenue ....................    $12,201        100%    $10,945        100%
Interest expense .................      2,590         21%      1,653         15%
Provision for credit losses ......        245          2%        600          5%
Operating expenses ...............      6,909         57%      5,667         52%
Income taxes .....................        906          7%      1,177         11%
                                      ------------------     ------------------
Net income .......................    $ 1,551         13%    $ 1,848         17%
                                      ==================     ==================

       Receivables purchased in 1996 averaged $46.7 million, approximately $6.6 million, or 16.5%, over 1995 average purchased receivables balance of $40.1 million. This growth in average receivables purchased in 1996 was primarily attributable to growth in the Louisiana, California and Fort Worth receivables portfolios. Revenue derived from earned discount income was $9.8 million in 1996 compared to $10.6 million in 1995, a 7% decrease. This percentage decreased notwithstanding the increase in average receivables purchased because of lower pricing on purchases from existing and new clients. These reduced yields were due in part to the strengthening of the credit quality of the existing portfolio, as well as competitive pressures. In future periods, this level of pricing may continue to trend downward, depending upon the strength of the economy and the quality of the newer clients.

       In an effort to meet the financing needs of its clients and lengthen the duration of the relationship, the Company continues to broaden the range of its product line. Loans receivable increased $21.8 million to $27.4 million outstanding at December 31, 1996 from $5.6 million outstanding at December 31, 1995. Revenue derived from these loans increased from $144,000 for 1995 to $1.4 million for 1996. The Company plans to continue its efforts to attract receivables purchase facilities, although term loans are expected to represent an increasing portion of the Company's outstanding earning assets.

       Interest expense increased $938,000, or 56.8%, to $2.6 million for 1996 compared with $1.7 million for

       1995. Interest expense was 21.0% of total revenue for 1996 and 15.0% of total revenue for 1995. The increase was due mainly to the borrowings used to finance the higher levels of earning assets funded during 1996. During 1996, the Company had an average outstanding balance of bank debt of $34.7 million at a weighted average interest rate of 7.5%. During 1995, the Company had average outstanding balance of bank debt of $19.8 million at a weighted average interest rate of 7.8%.

       During 1996, the Company provided $245,000 for credit losses compared to $600,000 for 1995, representing a 59.0% decrease. During 1996, the Company recorded charge-offs of $404,000 while recovering $38,000. Net charge-offs for 1996 of $366,000 and a provision of $245,000 for 1996 resulted in an allowance for credit losses of $1.6 million or 1.9% of gross receivables outstanding as of December 31, 1996 (2.7% of average receivables). During 1995, the Company recorded charge-offs of $542,000 while recovering $12,000 resulting in net charge-offs of $530,000. The Company's 1995 provision for credit losses of $600,000 brought the allowance for credit losses to $ 1.7 million, or 3.7% of gross receivables outstanding (4.1% of average receivables outstanding at December 31, 1995). The Company believes that the allowance for credit losses is adequate in light of the historical loss experience and the risk inherent in the earning asset portfolio at year-end 1996.

       Operating expenses increased $1.2 million, or 21.0%, to $6.9 million, or 57.0% of total revenue for 1996 compared with $5.7 million or 52.0% of total revenue for 1995. This increase was primarily a result of increased salaries and benefits and other employment expenses of $783,000, of which $281,000 related to the opening of offices in Irvine and Santa Clara, California and $502,000 related to support staff and management added in 1996 to support increased business activity. Occupancy expenses increased $109,000, resulting from the addition of the California offices and increased rental expense associated with the corporate offices. Amortization and depreciation expense for 1996 increased $102,000 due to the addition of fixed assets in Fort Worth and California. The remaining increase in operating expenses of $206,000 is comprised of a $54,000 increase in direct marketing and marketing support expenses such as travel, entertainment, telephone, and postage, a $65,000 increase in advertising, and an $87,000 increase in general overhead such as insurance, office expenses and directors fees.

       Income taxes of $906,000 for 1996 were 24.5% lower than the income taxes of $1.2 million for 1995 due to lower pre-tax operating profits.

       As a result of the above, net income of the Company for 1996 decreased $300,000, or 16.0%, to $1.6 million or 13.0% of total revenue, from $1.9 million or 17.0% of total revenue in 1995.

LIQUIDITY AND CAPITAL RESOURCES

       The Company's capital requirements generally increase proportionately to the change in earning assets. During 1996, total average receivables purchased increased by $6.6 million, from $40.1 million in 1995 to $46.7 million in 1996, and loans receivable increased from $5.6 million at year-end 1995 to $27.4 million at year-end 1996. The Company continues to expand its portfolio of earning assets through the expansion of its product line, such as collateralized loan facilities and the addition of services related to the purchase or servicing of accounts receivable.

       KBK maintained a $75 million, multi-bank line of credit ("Credit Facility") which had $58 million outstanding and $65 million committed at December 31, 1996, $25 million more than the $33 million outstanding at December 31, 1995.

       The Credit Facility contains two subfacilities with separate borrowing base limits for each subfacility. Fifty million dollars of the Credit Facility is available to support KBK's purchased accounts receivables, and the remaining $25 million is available to fund term loans. The Credit

Facility at year-end 1996 provided for maximum borrowings of the lesser of (i) $65 million or (ii) the amount of a borrowing base (based upon a percentage of eligible accounts receivable, as defined in the loan agreement governing the Credit Facility, net of excluded amounts). Borrowings under the accounts receivable portion of the Credit Facility bear interest at the agent banks' prime rate or applicable LIBOR plus 1.5% at KBK's discretion and expire on April 30, 1999. Borrowings under the portion of the Credit Facility supported by term loans to KBK's clients bear interest at the agent banks' prime rate or applicable LIBOR plus 1.75% at KBK's discretion and expire April 30, 1999.

       Borrowings under the Credit Facility are effectively secured by all tangible assets of KBK including all purchased accounts receivable and all term loans owned by KBK and are subject to certain borrowing base limitations based upon the nature of the underlying collateral. The terms of the Credit Facility require KBK to comply with certain financial covenants and include the maintenance of a certain current ratio and tangible net worth, limitations on its debt to tangible net worth, and an interest coverage ratio which requires that KBK's ratio of income before interest and taxes to interest expense, over the last four quarters, be no less than 1.5 to 1. Additionally, the Credit Facility restricts the payment of dividends in any fiscal year by KBK to the lesser of (i) KBK's after tax income for such fiscal year or (ii) the sum of 50.0% of the amount by which KBK's after tax income and the cumulative amount of dividends permitted to be paid under such tests, but not so paid. Thus, KBK is effectively restricted in its ability to pay cash dividends to the Company for the repurchase of stock by the Company. Under the terms of the Credit Facility, the limitation on dividends by KBK to the Company at December 31, 1996 was $313,000. At year-end 1996, KBK was not in compliance with its borrowing base limitations under the Credit Facility. Concentrations in several of KBK's largest clients resulted in borrowings in excess of the eligible borrowing base by approximately $4 million. The Company has received waivers for the technical default from the bank group and an amendment to the Credit Facility ("Over Advance Facility") to allow for greater client concentration limits under the borrowing base. The Over Advance Facility allows up to $5 million in additional borrowing base availability to fund amounts in excess of concentration limits, but does not increase the total committed amount of the Credit Facility outstanding at year-end. Borrowings under the amended Credit Facility, to the extent of the expanded concentration limits in the borrowing base, bear interest at the banks' prime rate plus 1.5%. Until the Credit Facility was amended, KBK possessed sufficient cash resources to fund new and existing receivables due to the collection of the increased receivable balances outstanding at year-end. Future sources of liquidity to fund growth in earning assets are expected to come primarily from securitization of earning assets, as well as from traditional bank financing.

       The Company has not paid dividends on its common stock and currently does not intend to pay cash dividends; rather, it intends to retain its cash for the continued expansion of its business and the continuation of the stock repurchase program initiated in November 1995.

       Under the Company's stock repurchase program, the Company may buy back in open market transactions, block trades or private transactions, up to 500,000 shares (15% of the outstanding shares at year-end 1996) of the Company's common stock at the current market price. At December 31, 1996, 237,067 shares (net of 50,000 shares issued to the former Coastal shareholders) of common stock had been placed in the treasury at a cost of $1.5 million. All of such purchases have been funded out of earnings and general funds of the Company. Had the Company not repurchased shares during the year, the cost of repurchasing shares may have been available to reduce debt; consequently, the stock repurchase program may have had the result of increasing the outstanding balance under the Credit Facility.

       The increase in outstanding loans and accounts receivable purchased for the year ended December 31, 1996 resulted in $16 million and $21 million of net cash being utilized by the Company's business operations. The Company anticipates that, at certain times during 1997, it may use the entire committed portion under the Credit Facility. If the borrowing base is adequate, the Company believes that it could increase the committed portion of the Credit Facility. However, such increase is subject to approval of each of the Credit Facility banks. The Company has also engaged in continuing discussions with respect to the structure and execution of a securitization program, pursuant to which KBK would, from time to time, transfer or sell purchased accounts receivable to a special purpose finance subsidiary, which would in turn transfer such receivables to a trust for the benefit of certain holders of securities of such subsidiary. Although there can be no assurance that the Company will be successful in structuring, consummating, or maintaining a securitization program, the Company believes that a securitization of its purchased accounts receivable would provide it with access to capital at attractive rates and in amounts which would support substantial growth in the level of accounts receivable purchased.

       The Company expended $1.2 million and $799,000 on premises and equipment in 1996 and 1995, respectively, principally in connection with upgrades to its management information systems, computer equipment, office furniture and equipment, and leasehold improvements. The Company funded such expenditures from internally generated funds or borrowings under the Credit Facility. The Company plans to continue to enhance systems for providing, tracking and supporting new products.

CHANGES IN FINANCIAL CONDITION

       Total assets increased 44% to $89.7 million at December 31, 1996. This growth was the result of the $14.7 million increase in purchased receivables and the $21.8 million increase in loans receivable outstanding at December 31, 1996 due to increased borrowings. The Company's allowance for credit losses stood at $1.6 million on December 31, 1996, 1.9% of gross outstanding receivables or 2.7% of average receivables. At year-end 1995, the reserve for credit losses was $1.7 million, 3.7% of gross outstanding receivables or 4.1% of average receivables. Management believes that the Company's allowance for credit losses is adequate at December 31, 1996 and 1995. Although average assets increased 40% in 1996 over 1995, fluctuation of outstanding purchased receivable balances decreased in 1996 due to the addition of loans receivable which enhance the stability of the balance sheet and subject the Company to less of the seasonality inherent in purchased accounts receivable. Such stability in the balance sheet provides more earnings certainty and also improves the long-term relationship with the Company's client base.

       The balance of the deferred tax asset (included in other assets) of $427,000 at year-end 1996 decreased by 21.0% from the 1995 balance of $540,000 largely due to the decrease in the deferred tax asset related to the temporary differences for book and tax purposes in the deductibility of provisions for credit losses.

KBK Capital Corporation and Subsidiary
Consolidated Statements of Income

                                                      Years Ended December 31
                                                      -----------------------
_______________________________________________________________________________
                                                        1996            1995
Earned discount income                              $ 9,777,834    $ 10,634,283
Interest income - Loans                               1,368,828         143,834
Other Income - Fees                                   1,054,669         166,515
                                                    ---------------------------
         Total revenue                               12,201,331      10,944,632
Interest expense                                      2,590,257       1,652,401
                                                    ---------------------------
     Income after interest expense                    9,611,074       9,292,231
Provision for credit losses (note 3)                    245,000         600,000
                                                    ---------------------------
Income after interest expense and
     provision for credit losses                      9,366,074       8,692,231
Operating expenses:
     Salaries and employee benefits                   3,545,033       2,996,482
     Amortization of intangible assets                  361,529         410,045
     Occupancy and equipment                            846,542         587,441
     Professional fees                                  343,920         583,665
     Other                                            1,811,713       1,089,433
                                                    ---------------------------
     Total operating expenses                         6,908,737       5,667,066
                                                    ---------------------------
         Income before income taxes                   2,457,337       3,025,165
Income tax expense (benefit):
     Federal (note 7):
         Current                                        882,261       1,078,941
         Deferred                                       (45,524)         14,042
     State                                               69,358          83,689
                                                    ---------------------------
              Total income taxes                        906,095       1,176,672
              Net income                         $    1,551,242  $    1,848,493
                                                    ---------------------------
Net income per share                             $          .45  $          .51
_______________________________________________________________________________
Weighted-average common shares                        3,435,838       3,659,137
_______________________________________________________________________________
See accompanying notes to consolidated financial statements.

                                                 December 31     December 31
                                                 ------------------------------
                                                    1996            1995
____________________________________________________________________________
ASSETS
Cash                                             $ 1,361,225     $ 11,520,969

Accounts receivable (notes 3 and 5)               55,584,786       40,874,377
Loans receivable, net (notes 3 and 5)             27,375,655        5,609,709
Less allowance for credit losses                  (1,608,253)      (1,729,171)
                                                -----------------------------
              Total receivables, net              81,352,188       44,754,915

Premises and equipment, net of accumulated
      depreciation of $878,646 and
     $514,624 at December 31, 1996
     and 1995, respectively (note 4)               1,952,568        1,238,625

Intangible assets less accumulated
     amortization of $1,529,024 and
     $1,167,495 at December 31, 1996
     and 1995, respectively (note 2)               3,710,397        3,838,174

Other assets (note 7)                              1,370,113          859,615
                                                -----------------------------
                                                $ 89,746,491     $ 62,212,298
_____________________________________________________________________________

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank line of credit (note 5)                    $ 58,000,000      $ 33,000,000
Due to factored clients (note 6)                   8,245,544         7,217,162
Accounts payable and other liabilities             1,135,067           478,701
Income taxes payable                                      --           228,879
Deferred revenue                                     225,965                --
                                                ------------------------------
              Total liabilities                   67,606,576        40,924,742

Stockholders' equity (notes 8 and 9):

     Preferred stock, $.10 par value.
         Authorized 100,000 shares;
         no shares issued and outstanding                  --                 --

     Common stock, $.01 par value.
         Authorized 10,000,000 shares;
         issued 3,547,200 shares and
         outstanding 3,310,133 and
         3,397,200 shares at December
         31, 1996 and 1995                            35,472            35,472
     Additional paid-in capital                   16,370,555        16,500,555
     Retained earnings                             7,236,521         5,685,279
     Treasury stock                               (1,502,633)         (933,750)
                                                ------------------------------
     Total stockholders' equity                   22,139,915        21,287,556
Commitments and contingencies
    (notes 2, 5, 8, 9, 10, 11)                          --                --
                                                ------------------------------
                                                $ 89,746,491      $ 62,212,298

____________________________________________________________________________
See accompanying notes to consolidated financial statements.

KBK Capital Corporation and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity

For the Years ended December 31, 1996 and 1995

                                         Common Stock
                                        --------------           Additional                                        Total
                                      Shares                      paid-in        Retained       Treasury      stockholders'
                                    outstanding     Amount        capital        earnings         stock          equity
Balance at December 31, 1994         3,547,200    $  35,472   $   16,501,754   $ 3,836,786    $         --   $   20,374,012

Purchase of stock for treasury
     (note 8)                         (150,000)          --               --            --        (933,750)        (933,750)
Offering expenses                           --           --           (1,199)           --              --          (1, 199)
Net income for 1995                         --           --               --     1,848,493              --        1,848,493
                                     ----------   ---------   --------------   -----------    -------------  ---------------
Balance at December 31, 1995         3,397,200    $  35,472   $   16,500,555   $ 5,685,279    $  ( 933,750)  $   21,287,556
Purchase of stock for treasury
     (note 8)                         (137,067)          --               --            --        (886,383)        (886,383)

Issuance of common stock
     (note 2)                           50,000           --         (130,000)           --         317,500          187,500
Net income for 1996                         --           --               --     1,551,242              --        1,551,242
                                     ----------   ---------   --------------   -----------    -------------  ---------------
Balance at December 31, 1996         3,310,133    $  35,472   $   16,370,555   $ 7,236,521     $(1,502,633)  $   22,139,915

________________________________________________________________________________
See accompanying notes to consolidated financial statements.

                                                                                      Years Ended December 31
                                                                                     -------------------------
                                                                                        1996                   1995
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                                                      $    1,551,242         $    1,848,493
   Adjustments to reconcile net income to cash provided
     by (used in) operating activities:
       Depreciation and amortization                                                    739,901                638,284
       Provision for credit losses                                                      245,000                600,000
       Decrease (increase) in accounts receivable                                   (15,612,727)            10,795,409
       Decrease (increase) in other assets                                             (556,751)                74,479
       Increase (decrease) in due to factored clients                                 1,028,382             (2,967,715)
         Increase in accounts payable and other liabilities                             656,366                391,432
         Increase (decrease) in income taxes payable                                   (228,878)               228,879
         Increase in deferred revenue                                                   225,965                     --
                                                                                 --------------         --------------
           Net cash provided by (used in) operating activities                   $  (11,951,500)        $   11,609,261

CASH FLOWS FROM INVESTING ACTIVITIES
   Net increase in loans receivable and
       employee advances, net                                                    $  (21,229,546)        $   (5,368,468)
   Purchases of premise and equipment                                                (1,246,091)              (798,649)
   Proceed from sale of assets                                                          160,410                     --
   Gain on sale of assets                                                                (6,634)                    --
   Repurchase of common stock                                                          (886,383)              (933,750)
                                                                                 --------------         --------------
         Net cash used in investing activities                                   $  (23,208,244)        $   (7,100,867)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings from the bank                                                  $   25,000,000         $    3,073,875
   Repayments of payable to former stockholder                                               --               (375,000)
   Net decrease in commercial paper                                                          --               (132,405)
   Offering expenses                                                                         --                (1, 199)
                                                                                 --------------         --------------
         Net cash provided by financing activities                               $   25,000,000         $    2,565,271
                                                                                 --------------         --------------
           Net increase (decrease) in cash                                          (10,159,744)             7,073,665
Cash at beginning of period                                                          11,520,969              4,447,304
                                                                                 --------------         --------------
Cash at end of period                                                            $    1,361,225         $   11,520,969
                                                                                 --------------         --------------
Supplemental disclosure of cash flow information:
   Cash paid during the period for interest                                      $    1,703,861         $    1,652,868
   Income taxes paid                                                             $    1,165,000         $      625,000

See accompanying notes to consolidated financial statements.


KBK Capital Corporation and Subsidiary
Notes to Consolidated Financial Statements

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       The financial statements presented herein reflect consolidated statements for KBK Capital Corporation (the "Company") and its wholly owned subsidiary, KBK Financial, Inc., ("KBK"). In June of 1994, the Company sold 949,500 shares of common stock in an initial public offering at a price to the public of $10.50 per share. Net proceeds from such sale were $8,626,033. On December 30, 1994, the Company acquired the stock of Coastal Financial Resources, Inc. ("Coastal"), for 400,000 shares of the Company's common stock in a transaction accounted for using the purchase method of accounting. Coastal was merged into KBK simultaneously with its acquisition. All material intercompany balances and transactions have been eliminated in consolidation.
       The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to practices within the finance industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. The Company provides financial services primarily through the discounted purchase of accounts receivable and the extension of credit secured by assets ("asset-based lending").

Earned Discount Income and Interest Income
       Variable discount income from accounts receivable and interest income from loans receivable are recorded on an accrual basis in accordance with the terms of the agreements. Fixed discounts from accounts receivable are earned in the month in which the receivables are purchased. The financial result of this method of recognizing such fixed discounts does not differ materially from the accrual method utilized in recognizing variable discounts.

Loans Receivable
       Loans receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrowers ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of the impairment is measured based upon the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are included in the allowance for credit losses through a charge to provision for credit loss expense. Cash receipts on impaired notes receivable are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income, thereafter. Prior periods have not been restated.

Allowance for Credit Losses
       The allowance for credit losses represents the provision charged to operations, less accounts receivable or loans receivable charged off, net of recoveries. The allowance for credit losses is an amount which, in the judgment of management, is adequate to absorb the estimated losses from accounts receivable or loans receivable on the Company's books. The amount of credit loss provision is set with reference to the adequacy of the allowance. Management's periodic evaluation of the adequacy of the allowance is based upon the Company's past credit loss experience, known and inherent risks in the receivables, adverse situations that may affect the account debtors' ability to pay or the potential for additional costs to perfect title to collateral, ability to repurchase receivables in breach of warranty circumstances, and current and prospective economic situations.
       Management continually reviews the receivables portfolio to identify account debtors or client relationships which, with respect to the accounts receivable, discounts, or loans receivable have or may become collection problems. When any credit relationship involving an account debtor or a client becomes doubtful as to collection of discount or interest income, the account is placed on non-accrual status. Any discount or interest income accrued during the current year, but not received at the time its collectability becomes doubtful, is reversed in that year to the extent deemed uncollectable. Additional discounts and interest accrued in prior years which are subsequently determined to have doubtful collectability are charged to the allowance for credit losses. Payments of discount and interest income subsequently received on credit relationships classified as non-accrual are recognized as received. After a credit relationship is placed on non-accrual status, no income is accrued until circumstances indicate that such income is collectable.

Premises and Equipment
       Premises and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed primarily using the straight-line method over the useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Intangible Assets
       Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over fifteen years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through the operating cash flows of the acquired business. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.
       The noncompetition agreement is amortized on a straight-line basis over the life of the agreement. The agreement was extended an additional thirty-six months in the fourth quarter of 1995, its term now ending March 31, 2005.

Income Taxes
       The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
       The Company files a consolidated Federal income tax return and reflects a consolidated tax provision.

Net Income Per Share
       Net income per share is calculated by dividing net income by the weighted-average number of common shares and common stock equivalents outstanding during each year. Stock options and the warrants to purchase stock have been determined to be common stock equivalents and are, therefore, considered in net income per share calculations. The dilutive effect of common stock equivalents is computed using the treasury stock method.

Stock Option Plan
       Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of
         The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

FAIR VALUE OF FINANCIAL INSTRUMENTS
         The carrying amount of cash, accounts receivable, due to factored clients and accounts payable and accrued liabilities approximates fair value because of the short maturity of these instruments. The carrying value of loans receivable approximates fair value because the loans are earning interest at floating rates which approximate rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk. The carrying value of the Company's bank debt approximates fair value because it bears interest at floating rates that are similar to current borrowing rates for loans of comparable maturity and credit risk and because of the short maturities of the LIBOR tranches of the line of credit.

(2)    ACQUISITIONS AND SUPPLEMENTAL CASH FLOW INFORMATION
     On December 30, 1994, the Company purchased 100% of the outstanding common stock of Coastal ("Acquisition") from its prior owners, pursuant to a stock exchange agreement. The Acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to assets and liabilities based upon their estimated fair value as of the date of acquisition. At December 31, 1994, goodwill of $2,181,283 was recorded as a result of the Acquisition. During 1996, the purchase agreement (the "Agreement") related to the Coastal acquisition was amended to expand the definition of attributable earnings pursuant to the Agreement for purposes of determining the issuance of additional shares to former Coastal shareholders under an earnout provision of the Agreement. For the year ended December 31, 1996, the criteria for the earnout provision were met, and 50,000 shares of common stock of the Company were issued from treasury shares to the former Coastal shareholders at an average cost of $6.35 per share. This had the effect of increasing goodwill by $187,500. During 1995, the Company recorded a deferred tax asset of approximately $293,000 related to the Acquisition. In addition, the Company recorded costs of approximately $170,000 directly related to the Acquisition. These transactions resulted in a net decrease in goodwill of approximately $123,000 at December 31, 1995. In 1992, the Company entered into a noncompetition agreement with the previous owners of KBK. The noncompetition agreement, originally effective for ten years subsequent to April 1, 1992, was amended to be effective through March 31, 2005. The consideration for the noncompetition agreement was $2,250,000 and was paid in twelve quarterly installments of $187,500 each. The final two of these installments were paid in the first quarter of 1995.

(3)    RECEIVABLES
       Receivables at December 31, 1996 and 1995 are summarized as follows:
                                      1996           1995
                                      ----           ----
Accounts receivable              $55,584,786    $ 40,874,377
Loans receivable                  30,839,703       5,375,467
Less participation                (3,868,117)             --
Employee advances                    404,069         234,242
                                  82,960,441      46,484,086
                                  ----------      ----------
Less allowance for credit losses   1,608,253       1,729,171
                                  ----------      ----------
                                 $81,352,188    $ 44,754,915
                                  ==========      ==========
       Accounts receivable are purchased from clients engaged in a variety of industries including, but not limited to, engineering and construction, energy, manufacturing, transportation, marketing and personnel-related companies. The two largest clients represent 13.9% and 8.4%, respectively, of total receivables or 52.2% and 31.6%, respectively, of equity at December 31, 1996. The Company's clients are primarily located in Texas, California, and Louisiana but have debtors nationwide. At December 31, 1996, approximately 23.4% and 17.3% of the outstanding accounts receivable were purchased from clients in manufacturing, engineering and construction-related industries, respectively.
       The two largest debtors at December 31, 1996, had outstanding accounts receivable of $1,987,000 and $1,384,000 which represented approximately 3.6% and 2.5%, respectively, of the total outstanding accounts receivables at that date.
       Accounts receivable generally have terms of 30 days and are normally collected within 30 to 60 days from the date of purchase. Loans receivable are collateralized by equipment, inventory, and accounts receivable, and generally guaranteed by the individual or corporate owners of the business.
       The following is an analysis of the activity in the allowance for credit losses:
                                    Years Ended December 31
                                    -----------------------
                                      1996           1995
                                      ----           ----
Balance at beginning of period     $1,729,171    $ 1,658,429
Provision for credit losses           245,000        600,000
Charge-offs                          (404,166)      (541,531)
Recoveries                             38,248         12,273
                                   ----------    -----------
Balance at end of period           $1,608,253    $ 1,729,171
____________________________________________________________
(4)    PREMISES AND EQUIPMENT
       Premises and equipment at December 31, 1996 and 1995 are summarized as follows:
                                                    Estimated
                                                  useful lives
                               1996        1995     in years
_____________________________________________________________
Office equipment            $2,705,084  $1,618,083     3-7
Automotive                      75,833      90,960       5
Leasehold improvements          50,297      44,206    2-10
                            ----------  ----------  ------
                            $2,831,214  $1,753,249
Less accumulated
depreciation                   878,646    514,624
                            ----------  ----------  ------
                            $1,952,568  $1,238,625
_____________________________________________________________
(5)    BANK LINE OF CREDIT
       At December 31, 1996, KBK had a multi-bank revolving line of credit ("Credit Facility"), maturing on April 30, 1999 and bearing interest at the banks' prime rate or LIBOR plus 1.5%, at the election of KBK, and secured primarily by KBK's accounts receivable. At December 31, 1995, the outstanding indebtedness under this Credit Facility was $33,000,000 ($14,000,000 at an interest rate of 8.5%, $5,000,000 at 7.3%, and $14,000,000 at 7.4%). In May of
1996, this Credit Facility was increased to $75 million with up to $50 million available to fund accounts receivable and up to $25 million available to fund loans receivable. At December 31, 1996, $65,000,000 was committed with outstanding indebtedness of $58,000,000 ($14,000,000 at an interest rate of $8.25%, $21,000,000 at 6.93%, $16,500,000 at 7.04% and $6,500,000 at 7.18%). The
terms of the Credit Facility require KBK to comply with certain financial covenants and include the maintenance of a certain current ratio and tangible net worth, limitations on its debt to tangible net worth, an interest coverage ratio and restrictions on payments of dividends. The Credit Facility also provides for a borrowing base against eligible receivables and eligible loans pursuant to the terms of the Credit Facility. Primarily due to the concentrations in several of its largest clients at year-end, KBK exceeded its borrowing base by approximately $4,000,000 and was in default. This default was subsequently waived by the bank group and an amendment to the Credit Facility ("Over Advance Facility") allowing greater concentration limits under the borrowing base was executed. The Over Advance Facility amendment allows up to $5,000,000 in additional borrowing base limits, but does not increase the overall committed amount of the Facilities outstanding at year-end. Borrowings under this section of the Amended Credit Facility would bear interest at the banks' prime rate plus 1.5%. Due to subsequent collections in purchased receivables through repayments occurring after year-end 1996, KBK possessed sufficient cash resources to fund new and existing facilities until the Credit Facility was amended.
       The following is an analysis of the activity under the line of credit for the periods indicated:
                                    Years Ended December 31
                                   -------------------------
                                     1996           1995
____________________________________________________________
Average amount outstanding       $ 34,713,000   $ 19,792,000
____________________________________________________________
Maximum outstanding as of
 any month-end                   $ 58,000,000   $ 33,000,000
____________________________________________________________
Weighted-average interest rate           7.5%           7.8%
____________________________________________________________

(6)    DUE TO FACTORED CLIENTS
       The Company typically pays less than the face value of the invoice at the time a receivable is purchased from a client. Upon collection of the purchased invoices, amounts collected in excess of discount income and the initial payment are remitted to clients. Such amounts may, in some instances, be applied to offset uncollected account balances due to clients' breach of representations or warranties.


(7)    INCOME TAXES
       The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:
                                       1996         1995
____________________________________________________________
Deferred tax assets:
     Allowance for credit losses   $  546,806     $ 587,918
Deferred tax liabilities:
     Premises and Equipment,
           due to differences
           in depreciation           (119,561)      (47,710)
____________________________________________________________
      Net deferred tax asset       $  427,245     $ 540,208
____________________________________________________________

       No valuation allowance has been established for the deferred tax assets at December 31, 1996 or 1995 as management believes that realizability of such assets is more likely than not. The income tax expense was different than the amount computed by using the U.S. Federal income tax rate of 34.0% as a result of the following:
                                    Years Ended December 31
                                   -------------------------
                                       1996         1995
____________________________________________________________
Computed "expected" tax expense     $835,495    $1,028,556
Nondeductible amortization             44,401         60,897
State Income Tax, net                  45,776         55,234
Other, net                           (19,577)         31,98
____________________________________________________________
                                    $906,095    $1,176,672
____________________________________________________________

(8)    STOCKHOLDERS' EQUITY
       In connection with the Company's initial public offering in June 1994, the Company sold 949,500 shares of common stock in an initial public offering at a price to the public of $10.50 per share. Net proceeds to the Company after underwriting, legal, accounting and other offering expenses were $8,626,000. As discussed in note 2, on December 30, 1994, the Company issued 400,000 shares of common stock in connection with the acquisition of Coastal. Pursuant to the Stock Repurchase Plan initiated in 1995, the Company has acquired 237,067 shares of Treasury Stock at a cost of $1,503,000, net of 50,000 shares of stock issued to Coastal (note 2) through December 31, 1996.

(9)    STOCK OPTION PLANS
       In 1994, the stockholders approved the 1994 Stock Option Plan for the benefit of the employees and non-employee directors. Such plan replaced both plans previously adopted by the Board and the stockholders. This plan authorizes the Company to grant incentive options or options which do not constitute incentive options and an automatic grant of options which do not constitute incentive options to non-employee directors. This plan is administered by a committee appointed by the Board of Directors. The aggregate number of shares which may be issued under this plan shall not exceed 400,000 shares of common stock of the Company. Such options become exercisable ratably over five years from the date of grant and expire ten years from the grant date if not exercised.
       At December 31,1996, there were 70,500 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1996 and 1995 was $4.00 and $3.41 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1996 expected dividend yield 0%, expected volatility of 45%, risk-free interest rate of 6%, and an expected life of 8 years; 1995 - expected dividend yield 0%, expected volatility of 45%, risk-free interest rate of 6%, and an expected life of 9 years.
       The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based upon the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:
                                                  1996              1995
________________________________________________________________________________
Net Income                   As reported      $ 1,551,000        $ 1,848,000
                             Pro Forma        $ 1,497,000        $ 1,838,000
Net Income Per Share         As Reported      $       .45        $       .51
                             Pro forma        $       .44        $       .50
________________________________________________________________________________
       Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 10 years and compensation cost for options granted prior to January 1, 1995 is not considered.
       Stock option activity during the periods indicated is as follows:
                                 Number of  Weighted-Average
                                   Shares    Exercise Price
___________________________________________________________
Balance at December 31, 1994      184,500       $ 6.87
         Granted                   40,000         5.38
         Exercised                     --           --
         Forfeited               (26,000)         7.91
___________________________________________________________
Balance at December 31, 1995      198,500         6.43
         Granted                  188,000         6.31
         Exercised                    --            --
         Forfeited                (57,000)        6.89
___________________________________________________________
Balance at December 31, 1996      329,500         6.28

       The following tables summarize information about stock options outstanding at December 31, 1996:

                          OPTIONS OUTSTANDING
__________________________________________________________________
                   Number      Weighted-Average
   Range of      Outstanding       Remaining       Weighted-Average
Exercise Prices  at 12/31/96   Contractual Life     Exercise Price
__________________________________________________________________
$4.06 to $5.50     130,000          7.89 years          $5.05
$6.00 to $7.25     171,000          8.57                 6.77
$9.00               28,500          6.53                 9.00
__________________________________________________________________
$4.06 to $9.00     329,500          8.12                 6.28
__________________________________________________________________

                          OPTIONS EXERCISABLE
__________________________________________________________________
                          Number
   Range of             Exercisable         Weighted-Average
Exercise Prices         at 12/31/96          Exercise Price
$4.06 to $5.50           54,800                   $5.27
$6.00 to $7.25           49,000                    6.54
$9.00                    19,800                    9.00
__________________________________________________________________
$4.06 to $9.00          123,600                    6.37
__________________________________________________________________

       At December 31, 1996 and 1995, the number of options exercisable was 123,600 and 89,100, respectively, and the weighted-average exercise price of those options was $6.37 and $6.67, respectively.

(10)   COMMITMENTS
       The Company has several noncancelable operating leases for office space. Total rent expense incurred was $468,000 and $359,000, during 1996 and 1995. At December 31, 1996, future minimum payments on noncancelable operating leases are as follows:
    Year Ended                       Year Ended
    December 31                      December 31
--------------------------           -----------------------
       1997      $ 507,415              2000        $465,024
       1998        471,828              2001         465,024
       1999        465,024           Thereafter      647,845

(11) FINANCIAL OBLIGATIONS WITH OFF-BALANCE SHEET RISK The Company may have limited off-balance sheet risk due to agreements with clients. In certain circumstances, the Company may have a commitment to continue purchasing accounts receivable from a client during a 30-day notice period. A notice of termination of the agreement is required, under some conditions, before the agreement may be terminated.
       The Company's exposure to credit loss with respect to future purchases of accounts receivable, in the event of nonperformance by the other party, does not exceed the amounts to be considered for purchase. The Company uses its established credit policies to consider committing to purchase accounts receivable, and all future purchases of receivables are contingent on the individual clients maintaining specific credit and other standards at the time of the purchase funding. The Company has $1,352,000 of outstanding letters of credit at December 31, 1996.
       The Company's average receivable purchases in a 30-day period (considered to be the maximum future purchase commitment, although not a contractual obligation) pursuant to its normal business practice were approximately $34,600,000 and $31,493,000 for 1996 and 1995, respectively.

 (12) INVESTMENT PLAN
       In January of 1996, the Company adopted a defined contribution plan ("the "Plan") that is a qualified plan under Section 401(k) of the Internal Revenue Code for the benefit of KBK employees. The Plan is available to substantially all employees with at least six months of employment. Employee contributions are voluntary. The Company may, at the discretion of the Board, annually elect to match some portion of employee contributions to this Plan. The Company currently matches 25% of every employee contribution subject to a 4% salary limit. The Company's contributions to the Plan totalled $20,000 for the year ended December 31, 1996.

KBK CAPITAL CORPORATION AND SUBSIDIARY
INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS
KBK CAPITAL CORPORATION:
We have audited the accompanying consolidated balance sheets of KBK Capital Corporation and subsidiary (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBK Capital Corporation and subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Fort Worth, Texas
January 24, 1997, except as to note 5
which is March 6, 1997

KBK CAPITAL CORPORATION AND SUBSIDIARY
QUARTERLY SUMMARY RESULTS (UNAUDITED)
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                      YTD                    1996                      YTD                   1995
                                                             ----                                            ----
                                     1996     4TH QTR  3RD QTR   2ND QTR   1ST QTR    1995     4TH QTR   3RD QTR   2ND QTR   1ST QTR

AVERAGE EARNING ASSETS .........   $56,480   $71,066   $56,486   $54,793   $44,490   $39,550   $44,162   $41,195   $37,913   $39,453
                                   -------------------------------------------------------------------------------------------------
Revenue ........................   $12,201   $ 3,590   $ 3,070   $ 2,938   $ 2,603   $10,945   $ 3,143   $ 2,890   $ 2,541   $ 2,371
Interest Expense ...............     2,590       939       676       567       408     1,653       396       378       402       477
Operating Expenses .............     6,909     2,080     1,828     1,579     1,422     5,667     1,614     1,409     1,296     1,348
                                   -------------------------------------------------------------------------------------------------
Operating profit ...............     2,702       571       566       792       773     3,625     1,133     1,103       843       546
   Provision for credit losses .       245       100       105        10        30       600       105       370       100        25
                                   -------------------------------------------------------------------------------------------------
Pretax Income ..................     2,457       471       461       782       743     3,025     1,028       733       743       521
   Taxes .......................       906       181       179       267       279     1,177       389       288       300       200
                                   -------------------------------------------------------------------------------------------------
Net Consolidated Income ........   $ 1,551   $   290   $   282   $   515   $   464   $ 1,848   $   639   $   445   $   443   $   321
                                   -------------------------------------------------------------------------------------------------
PRIMARY EPS ....................   $  0.45   $  0.09   $  0.08   $  0.15   $  0.13   $  0.51   $  0.18   $  0.12   $  0.12   $  0.09
                                   -------------------------------------------------------------------------------------------------

KBK CAPITAL CORPORATION AND SUBSIDIARY
CORPORATE INFORMATION

EXECUTIVE COMMITTEE

The membership of the Executive Committee is comprised of the Chairman of each of the Director's Committees and meets monthly. The Committee may exercise all of the powers of the Board of Directors of the Company in between scheduled Board meetings.
CHAIRMAN:     ROBERT J. MCGEE
MEMBERS:      DANIEL R. FEEHAN    THOMAS M.SIMMONS
              THOMAS L. HEALEY    HARRIS A. KAFFIE


COMPENSATION COMMITTEE

The Committee consists solely of non-employee directors and is responsible for the establishment of policies and administration of compensation and employee benefit matters, including compensation of the Chief Executive Officer and other executive officers.

CHAIRMAN:     THOMAS M. SIMMONS
MEMBERS:      DANIEL R. FEEHAN

NOMINATING COMMITTEE

The Committee is comprised of one non-employee director and the Chief Executive Officer and provides recommendations to the full Board of Directors for nominees to serve as Directors of the Company.

CHAIRMAN:     ROBERT J. MCGEE
MEMBERS:      THOMAS M. SIMMONS


For a copy of the Company's Annual Report, Form 10-KSB or additional information, please write:
     Kathy S. Snook
     Investor Relations Coordinator
     KBK Capital Corporation
     2200 City Center II
     301 Commerce Street
     Fort Worth, Texas 76102
     (817) 258-6000

PER SHARE MARKET DATA*

QUARTER                              1996                           1995
-------                              ----                           ----
                               HIGH          LOW             HIGH          LOW
                               ----          ---             ----          ---
First                        $  7.50       $  6.50          $ 9.50      $  6.25
Second                          7.63          6.38            8.00         4.50
Third                           7.38          4.88            7.00         4.88
Fourth                          5.25          3.94            6.75         5.75

KBK CAPITAL CORPORATION AND SUBSIDIARY
AUDIT COMMITTEE

The Committee is comprised solely of non-employee directors and meets separately with the Company's independent auditors and senior management on matters related to the Company's internal control systems, accounting policies and the selection and approval of the Company's independent auditors.

CHAIRMAN:     DANIEL R. FEEHAN
MEMBERS:      THOMAS L. HEALEY       THOMAS M. SIMMONS


MARKETS COMMITTEE

The Committee approves new products, geographic markets, pricing and strategy relating to the market and competitive focus of the Company.

CHAIRMAN:     HARRIS A. KAFFIE
MEMBERS:      MARTHA V. LEONARD     R. EARL COX, III


ASSET QUALITY COMMITTEE

The Committee is responsible for oversight and review of the Company's portfolio quality and adequacy of the allowance for possible credit losses and approval of any commitments that may exceed management's "House Limits."

CHAIRMAN:     THOMAS L. HEALEY
MEMBERS:      R. EARL COX, III      DANIEL R. FEEHAN

KBK CAPITAL CORPORATION
CORPORATE OFFICES:
2200 City Center II
301 Commerce Street
Fort Worth, Texas 76102
Telephone:   (817) 258-6000
Fax:         (817) 258-6100

INTERNET ADDRESS:
http://www.kbkcapital.com
http://www.kbkfinancial.com